Exhibit 99.1

JA Solar to Host First Quarter 2017 Results Conference Call on May 24, 2017

BEIJING, May 11, 2017(GLOBENEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or “JA”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will report its financial results for the first quarter ended March 31, 2017 before the U.S. market open on Wednesday, May 24, 2017.

JA Solar’s management will host an earnings conference call on May 24, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121
+86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 21961068.

A replay of the conference call may be accessed by phone at the following numbers until June 1, 2017.  To access the replay, please reference the conference ID 21961068.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206
+86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://www.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

For more information, please visit www.jasolar.com.

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The Blueshirt Group

Ralph Fong

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Email: ralph@blueshirtgroup.com